FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

1750 - 700 West Georgia Street

Vancouver, British Columbia, Canada, V7Y 1B6

Item 2: Date of Material Change:

September 16, 2008

Item 3: News Release:

A news release dated and issued on  September 16, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Continues to Extend High-Grade Mineralization at Rob with 4.5 m of 18 g/t Gold in Step-Out Holes

Item 5: Full Description of Material Change:

September 16, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce that it is continuing to intersect high-grade gold mineralization at its 100% controlled Rob property.  Holes 19 and 20 were collared from the same pad as Hole 18 which recently intersected 2.4 m grading 62 g/t gold.  These holes encountered the main Grey Lead vein along with numerous other veins within the hanging wall that may either represent stacked veins, or possible eastern dipping off-shoots of the main westerly dipping vein.

Hole 19 was drilled to the east at angle of -75 degrees and was designed to intercept the vein 15 to 25 m down dip from the intercept in hole 18 that was drilled at a -45 degree angle.  The veins in hole 19 contained banded to disseminated arsenopyrite and pyrite which varied from mottled grey vitreous quartz to pure sugary white quartz.  These veins look identical to the vein material which contained high-grade gold mineralization from the 2007 drilling, which intersected the main Grey Lead vein from pads located a further 100 and 250 feet to the north.  Quartz stockwork, which has not yet been seen in any of the previous holes, was also found in the footwall below the vein.  Select intervals from two of the veins were submitted on a rush assay basis.  The thicker Grey Lead vein included an interval of 4.5 m grading 18 g/t, while a smaller vein approximately 9 m above the Grey Lead vein included a 0.4 m section grading 86.4 g/t.   Higher grade intersections from this material included:

From (foot)	To (foot)	Interval (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
57.9	59.2	1.3	86.4	2.52
87.8	88.8	1.0	10.3	0.30
88.8	91.8	3.0	26.0	0.76
91.8	95.2	3.4	53.7	1.57

Hole 20 was drilled vertically, and was designed to intercept the vein a further 15 to 25 m down from the vein intersected in hole 19.  The veins and stock work mineralization in this hole appear similar to those seen in hole 19.  Selected intervals submitted for rush assay (which does not include other quartz veins and stockwork in this hole that have not been rushed) include the following:

From (foot)	To (foot)	Interval (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
48.6	51.8	3.2	4.7	0.14
51.8	56.7	4.9	1.9	0.05
79.1	81.7	2.6	18.8	0.55
81.7	82.7	1.0	1.3	0.04

Drilling at Rob has now been completed.  A total of 12 holes were drilled from 6 different pad locations. These holes were designed to further test the strike and depth extension of the high-grade, near surface gold mineralization intersected in last year’s program.  In addition to further tracing the Grey Lead vein along surface, prospecting and sampling in the Grey Lead area has also identified two parallel gold-bearing veins to the east, suggesting that the Grey Lead vein may be one of a series of veins, comparable to the multiple vein system which is currently being mined at the nearby Pogo Mine.

Assay results cited herein were based on drill core collected by Avalon Development Corporation, consultants to Freegold, under the supervision of Curt Freeman, MS., PGeo, Qualified Person as defined by NI 43-101. All samples are shipped to ALS Chemex at its Fairbanks Preparation Laboratory for pulping.  Pulps are shipped to ALS Chemex Laboratories in Reno, NV for gold analysis using fire assay with an AA finish.  Multi-element analysis using ICP-AES with aqua regia digestion are done by ALS Chemex in Vancouver, B.C.

The Qualified Person with respect to scientific and technical information contained herein is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited, who has reviewed and approved the contents of this release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Steve Manz, President & CEO, Corporate Secretary

Telephone:  604.662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 16th day of September 2008.